U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 18, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality Value Fund (S000028264)
Jensen Global Quality Growth Fund (S000067414)

Dear Mr. Lithomos,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2024 regarding the Trust’s Post-Effective Amendment No. 863 (“PEA No. 863”) to its registration statement, filed on behalf of its series, the Jensen Quality Value Fund and the Jensen Global Quality Growth Fund (each a “Fund,” and together, the “Funds”). PEA No. 863 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on August 1, 2024 to reflect a change in name of the Jensen Quality Value Fund to the “Jensen Quality MidCap Fund” and to make revisions to each Fund’s principal investment strategies. A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Capitalized terms used herein have the same meaning as in PEA No. 863.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please include the former name of the Jensen Quality MidCap Fund on the cover.

Response: The Trust responds by making the requested revision.

2.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of the subsequent 485(b) amendment.

Jensen Quality Mid Cap Fund - Prospectus - Fees and Expenses of the Fund

3.Staff Comment: Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund five business days prior to effectiveness.

Response: The completed Fees and Expenses table as well as the completed Expense Example are attached as Appendix A.

4.Staff Comment: Please confirm supplementally that the Fund will have no acquired fund fees and expenses (“AFFE”) in its first year of operation. If the Fund will have AFFE of 0.01% or more, please add a separate line item to the “Fees and Expenses of the Fund” table for the Fund to disclose these fees.

Response: The Trust responds supplementally that the Fund commenced operations on March 31, 2010 and that for the fiscal year ended May 31, 2024, the Fund did not have AFFE to disclose in the Fees and Expenses table.

Jensen Quality Mid Cap Fund - Prospectus - Principal Risks of Investing in the Fund

5.Staff Comment: Please consider including a cybersecurity risk.

Response: The Trust responds by noting that Item 9 of the prospectus contains a cybersecurity risk applicable to both Funds.

Jensen Global Quality Growth Fund - Prospectus - Principal Investment Strategies

6.Staff Comment: Please elaborate on what is meant by “other similar criteria” either in Item 4 or Item 9.

Response: The Trust responds by revising the Fund’s principal investment strategy in Items 4 and 9 as follows:

“The Adviser considers a company to be a “growth” company if it is determined by the Adviser to have above-average potential for growth in revenue, earnings, or cash flow~~, or other similar criteria~~. Additionally, the Adviser seeks companies that display positive performance in a variety of historical and future performance measurements, relative to the overall U.S. equity market, over a period of time. Examples of such characteristics include:

1.    Projected earnings growth based on expected five- to ten-year annual increase in operating earnings per share.

2.    Trailing revenue growth based on annualized revenue growth for the previous five to ten years.

3.    Trailing earnings growth based on annualized earnings per share growth for the previous five to ten years.

4.    The company’s ability to grow its business from free cash flow over an extended period of time.

The list above is not exclusive and there is no single factor that is determinative of whether the Adviser considers a company to be a “growth” company.”

SAI – Fundamental Investment Restrictions

7.Staff Comment: Please revise the concentration sentence to address the Fund’s ability to concentrate in any particular industry, or “group of industries” consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust respectfully declines to make the requested revision as the fundamental investment restriction for each Fund cannot be changed without the approval of Fund shareholders. However, the Trust will add the clarifying disclosure included below with respect to each Fund following the lists of fundamental investment restrictions:

With respect to Fundamental Investment Restriction No. 2 for each Fund, consistent with Section 8(b)(1) of the 1940 Act, a Fund will not concentrate its investments in any one industry or group of industries if, as a result, 25% or more of the Fund’s assets will be invested in such industry or group of industries.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

Appendix A

Jensen Quality MidCap Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)
	Class J	Class I	Class Y
	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class J	Class I	Class Y
Management Fees	0.65%	0.65%	0.65%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	None	None
Shareholder Servicing Fee [1]	None	0.02%	None
Other Expenses	0.18%	0.18%	0.18%
Total Annual Fund Operating Expenses	1.08%	0.85%	0.83%
Fee Waiver/Expense Reimbursements	-0.03%	-0.03%	-0.03%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursements[2]	1.05%	0.82%	0.80%
1.The Trust’s Board of Trustees (the “Board of Trustees”) has authorized a shareholder servicing plan fee in the amount of 0.10% of the Fund’s average daily net assets for Class I shares. Currently, the shareholder servicing plan fee being charged is 0.02% of the Fund’s average daily net assets for Class I shares; however, the fee may be increased to 0.10% of the Fund’s average daily net assets for Class I shares at any time.
2.Pursuant to an operating expense limitation agreement between the Fund’s investment adviser, Jensen Investment Management, Inc. (the “Adviser”), and the Trust, on behalf of the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, interest (including interest incurred in connection with bank and custody overdrafts), acquired fund fees and expenses, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), tax expenses, dividends and interest on short positions, brokerage commissions, merger or reorganization expenses and extraordinary expenses), do not exceed 0.80% of the Fund’s average daily net assets through September 30, 2025. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund up to three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s Total Annual Operating Expenses (after the amount of the reimbursement is taken into account) to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and either redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The operating expense limitation agreement discussed above is reflected only through September 30, 2025. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class J	$107	$340	$593	$1,314
Class I	$84	$268	$468	$1,046
Class Y	$82	$262	$458	$1,023

Jensen Global Quality Growth Fund

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and Example below.

Shareholder Fees (fees paid directly from your investment)
Class J	Class I	Class Y
None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class J	Class I	Class Y
Management Fees	0.75%	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	None	None
Shareholder Servicing Fee[1]	None	0.02%	None
Other Expenses	0.52%	0.52%	0.52%
Total Annual Fund Operating Expenses	1.52%	1.29%	1.27%
Fee Waiver/Expense Reimbursements	-0.27%	-0.27%	-0.27%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursements[2]	1.25%	1.02%	1.00%
1.The Trust’s Board of Trustees (the “Board of Trustees”) has authorized a shareholder servicing plan fee in the amount of 0.10% of the Fund’s average daily net assets for Class I shares. Currently, the shareholder servicing plan fee being charged is 0.02% of the Fund's average daily net assets for Class I shares; however, the fee may be increased to 0.10% of the Fund's average daily net assets for Class I shares at any time.
2.Pursuant to an operating expense limitation agreement between the Fund’s investment adviser, Jensen Investment Management, Inc. (the “Adviser”), and the Trust, on behalf of the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred sales loads, Rule 12b-1 plan fees, shareholder servicing plan fees, interest (including interest incurred in connection with bank and custody overdrafts), acquired fund fees and expenses, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), tax expenses, dividends and interest on short positions, brokerage commissions, merger or reorganization expenses and extraordinary expenses), do not exceed 1.00% of the Fund’s average daily net assets through September 30, 2025. This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund up to three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s Total Annual Fund Operating Expenses (after the amount of the reimbursement is taken into account) to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and either redeem or hold all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund operating expenses remain the same. The operating expense limitation agreement discussed above is reflected only through September 30, 2025. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class J	$127	$454	$803	$1,790
Class I	$104	$382	$682	$1,533
Class Y	$102	$376	$671	$1,510